MEMORANDUM OF AGREEMENT

1.   <u>Form of Player Contracts</u>.   Attached as Exhibit A is Topps' present form of agreement with Baseball Personnel ("Player Contract"). Topps agrees in the future, until January 31, 2010, to use only Exhibit A as the form of its licensing contracts with Baseball Personnel, and Exhibit B (attached) as its form of Extension Agreement, except to the extent it is signing Non-Major Leaguers pursuant to that certain Agreement between Topps and the MLBPA dated November 19, 1992.

2.   <u>Term of Agreement.</u> This term of this Agreement shall extend through January 31, 2010.

3.   <u>Standstill Agreement</u>. The Major League Baseball Players Association agrees that it will not interfere with Topps' contracts with Baseball Personnel, its procurement of such contracts, or its extensions or renewals of such contracts at any time prior to the end of the Term hereof, provided that Topps does not enter into, extend or renew contracts other than in the form of Exhibit A and Exhibit B, and does not seek to extend or renew contracts so as to place players under contract for more than four (4) future baseball seasons.

4.   <u>Duration of Player Contracts</u>. The Player Contracts, as well as the Extension Agreements and this Agreement, refer at various places to a prohibition on Topps placing players under contract for more than four (4) future baseball seasons. The parties anticipate that, in accordance with past practice, Topps will be signing contracts and extension agreements with players at various times during the year. It is the parties' mutual understanding that, if such a document is signed during a baseball season, the baseball season then in progress will not be counted as one of the four "future" years for purpose of interpreting this language. The effect of this interpretation will be to permit Topps to sign

contracts and extension agreements with players during the season for one year longer than if, in accordance with Topps' normal practice, they had signed during the immediately preceding spring training. For players signed in season, four "future" baseball seasons will be interpreted to mean the season currently in progress plus four seasons into the future.

As an example, a player's original Topps contract expires at the end of 2006 season. During the 2004 season, he signs an extension agreement with Topps. The extension agreement can permissibly extend the player's contract for two additional future seasons (2007 and 2008), whereas if he had signed the extension in spring training it would be for only one season (2007).

5.   Posters and Similar Items.   Paragraph 1 of the Player Contract grants to Topps the right to use multiple players' pictures in sheets which contain groups of images. What is contemplated here is that Topps shall have the right to publish proof sheets of its picture card items, and products similar in format, but not posters, team photographs or other products which have been designed specifically to take advantage of this grant of rights. In other words, the language is designed as a convenient adjunct to the grant of rights for picture cards, not as an entirely separate grant of rights.

6.   Paragraph 2(d) of the Player Contract. This paragraph contains various restrictions upon Topps' ability to use the rights granted in paragraph 1. It is understood between the parties that paragraph 2(d) is not in itself a vehicle for the grant of any rights whatsoever to Topps and does not expand Topps' rights granted in paragraph 1 by virtue of any negative implication.

7.   Unsigned Players.   There are at present in the Major Leagues a handful of players who have never signed agreements with Topps, and there may in the future be similar players. This letter will confirm that the MLBPA does not and will not

contend, while its agreement with Topps is in force, that its Commercial Authorization Agreements prevent Topps from attempting to enter into contractual arrangements with such players. By the same token, of course, the MLBPA does not in any regard warrant that those players will sign contracts with Topps (but, as provided in Section 3 above, it will not interfere with Topps' efforts to sign them).

8. <u>Coaches and Managers</u>. It is the intention of both parties to continue past practice with regard to coaches and managers. There are some such individuals who are not members of the MLBPA and do not participate in the MLBPA's group licensing program. As in the past, upon request, the MLBPA will identify those individuals to Topps, and Topps will make separate arrangements with them, if it desires, concerning the use of their pictures and any payments to be made to them therefor.

9. <u>Power of Arbitrators</u>. It is expressly understood that the choice of New York law to govern the Player Contracts means that the parties intend to be governed by the arbitration provisions of the New York Civil Practice Law and Rules, Article 75, as they may be in force at the time of arbitration. This law, among other things, confers subpoena power on an arbitrator.

10. <u>Guaranteed Minimum Royalty and Royalty Reports</u>.

(a) Guaranteed Minimum Royalty: On behalf of those players who have signed a BPPLA effective during the term of this Agreement, Topps shall pay the MLBPA the following sums ("Guaranteed Minimum Royalty") in each of the following years, in the manner set forth in the BPPLA:

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The Guaranteed Minimum Royalty set forth above includes minimum guarantees for the following additional Topps products licensed by MLBPA, with respect to which royalties shall be paid at the each product's respective royalty rate: SportsClix; eTopps; Hot Button Baseball; and any new "kids-oriented" product, as approved by MLBPA, which replaces any of the aforementioned products.

(b)   Royalty Reports: Topps shall furnish the MLBPA with interim royalty reports three (3) times a year (June 15, September 15, December 15) plus a final report on February 1.   Interim report dates coincide with interim payments except that the June 15 report may be made 15 days after the June 1 payment.

Royalty reports will be in form mutually acceptable to MLBPA and Topps, which shall generally conform to Exhibit D attached hereto.   Topps agrees to purchase (where necessary) and utilize MLBPA-specified software to electronically transfer royalty reports to MLBPA within sixty (60) days of written notice from MLBPA;   provided, however, that the purchase of such software shall not require unreasonable financial outlays by Topps. The June 15 and February 1 reports referenced above will include:

(1)   Names of players entitled to payment for the period in question under paragraphs 4(b)(i) and (ii) of Player Contracts, as extended;

(2)   Termination dates of Player Contracts;

(3)   Direct payments due to or earned by players under paragraphs 4 (b)(i) and (ii) of Player Contracts;

(4)   Gross sales of licensed product broken down by product and country of sale;

(5)   Returns;

(6)   Discounts and allowances made to customers;

(7)   Net sales;

(8)   Net royalties accrued; and

(9)   Royalty or guaranty payments made to the MLBPA. The September 15 and December 15 reports may be limited to items 4 through 8.

(c)   SportsClix Royalties for 2005: With respect to 2005 only, should the royalties due MLBPA for Topps' SportsClix product for that calendar year be less than the Guaranteed Minimum Royalty required under Topps' license with the MLBPA for that product, Topps may take the difference between these two amounts and make a charitable donation in that amount to The Players Trust (a 501(c)(3) charitable foundation); provided, however, that the sum donated to the Trust shall not exceed *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]*.

11.   <u>Audits</u>.

(a)   Topps expressly agrees that the MLBPA may conduct its audits of Topps' books and records through its authorized representatives, who shall not be limited to certified public accounts (provided that representatives who are not certified public accountants have been previously or are hereafter approved by Topps to conduct audits under the BPPLA, which approval shall not unreasonably be withheld) and provided that the audit results and the auditors shall be subject to the confidentiality provisions of the BPPLA and this Agreement.

(b)   Topps shall make available to the MLBPA's authorized auditor(s) whatever books and records are reasonably necessary to perform the audit. The authorized auditor, in turn, will hold confidential all information he receives except to the extent of reporting to the MLBPA on whether or not, in his professional judgment, Topps has made the payments it is required to make and verifying (or not) compliance with the terms of the Player Contracts and the Agreement.

(c)   If the MLBPA's authorized auditor determines that Topps has failed to make any required payments, and Topps disputes that determination, the MLBPA's officers and Executive Board will be entitled to have access to complete audit information, subject to the duty of confidentiality contained in Paragraph 6 (a) of the Player Contract.

(d)   The MLBPA may and shall inform its player-members about the royalties paid by Topps as that information is provided to the MLBPA by Topps or in the report of its certified auditors.

12.   Promotional Commitment.

(a).   As part of its marketing commitment to the category, Topps agrees annually to pay the sums indicated below, on or before the dates indicated below, to the MLBPA Cooperative Marketing Fund ("Annual Promotional Commitment").

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Of the Annual Promotional Commitments for 2006 and 2007, at least *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* in each year will be paid for the purpose of cooperative category advertising and utilized for that purpose as determined by MLBPA in consultation and coordination with Topps and other MLBPA trading card licensee(s). Any portion of such funds which are not spent for cooperative category advertising in any given year may be carried over at the discretion of MLBPA in consultation with Topps and any other licensee(s) contributing to the Fund. With respect to the remainder of Topps' Annual Promotional Commitment for the years 2006 and 2007, up to *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* per year may be spent by MLBPA on cooperative category marketing programs in support of initiatives designed to attract new users to the category, including, by way of example only: expansion of the MLBPA's Boy Scout initiative; retail promotions and programs; and sampling programs. MLBPA represents that the level of Topps' financial contributions to both the Cooperative Category Advertising Fund and the category marketing programs shall be no greater than contributions required of any other trading card company licensed by MLBPA.

(b)   In addition to the Annual Promotional Commitment required above, Topps shall make an annual contribution of *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* to support MLBPA initiatives and the marketing of Major League baseball players (e.g., support of the Players Trust, Players Choice Awards, MLBPA All-Star Game events, etc.).

(c)   In addition to the samples required pursuant to Section 20(c) hereof, Topps shall provide MLBPA with an annual product credit in the amount of *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]*, calculated at best possible wholesale price, which may be used by MLBPA towards purchase of any products produced or distributed by Topps, and such products shall be shipped promptly, at Topps' expense, notwithstanding the quantity of any such shipment.

(d)   At least *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* of expenditures made by Topps to market and promote its Baseball Products shall be targeted towards attracting the following demographics: entry level/youth and sports fans/non-collectors. The expenditure of any marketing funds is in addition to any royalty payments paid by Topps pursuant to this Agreement.

(e)   Nothing contained in this Section 12 shall be interpreted so as to require Topps to financially support any entity or program that is wholly or predominantly sponsored by or otherwise significantly identified with a marketplace competitor of Topps.

13.   Annual Baseball Product Releases.

(a)   Topps shall release a maximum of *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* separate Baseball Products in each calendar year 2006 and 2007 (including up to two "Retired Player Products," defined as a release consisting partially or entirely of retired Major League baseball players and no current Major League baseball players), and a maximum of *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* separate Baseball Products in each calendar year 2008 and 2009 (including up to two Retired Player Products). Up to *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* of Topps' Baseball Product releases in any calendar year may contain retired Major League baseball players; provided, however, that where a product release contains both current and retired Major League players, no more than *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* of any such release may consist of retired player content, and each such release shall feature current MLBPA members as the primary message on packaging and in marketing, advertising and point-of-sale materials. None of the foregoing shall preclude Topps from utilizing Mickey Mantle in any release during the Term.

(b)   Products distributed as part of Topps' SportsClix, eTopps, or Hot Button Baseball brands, or as Topps Box sets or different product configurations of a Topps product (e.g., team sets, rack packs, etc.) approved in advance by MLBPA, or which constitute a new and fundamentally different "kids-oriented" product, shall not count towards the permitted number of annual product releases provided for in (a) above.

(c)   In entering into this Agreement, it is the intention of Topps and the MLBPA that, in total, there shall not be more than *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* baseball releases per year in 2006-2007 and not more than *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]* baseball releases per year in 2008-2009 between Topps and other MLBPA trading card licensees, and that each licensee shall be permitted to produce a substantially equal number of baseball trading card products. In the event MLBPA authorizes trading card licensees in addition to those authorized to distribute trading cards as of January 1, 2006, Topps and MLBPA will negotiate in good faith an appropriate adjustment to Topps' Guaranteed Minimum Royalties and Annual Promotional Commitment.

(d)   Absent specific prior written authorization from MLBPA, Topps may not release any trading card product for any baseball season during the term of this Agreement prior to February 1 of the calendar year in which such baseball season is contained.

(e)   Except for historical and/or non-current products it sells through its website, www.toppsvault.com, Topps agrees to distribute and sell solely finished Baseball Products packaged for retail sale only, and that it will not sell Baseball Products in unfinished state or in bulk quantities, unless it gets MLBPA's agreement to the proposed sale in advance in writing.   Topps agrees to use commercially reasonable efforts to ensure that Distributors (as defined below) of its Baseball Products do not alter such products (including altering or replacing the original packaging of any such product) insofar it contains images and marks licensed by MLBPA. For purposes of this Agreement, "Distributors" shall mean those individuals or entities to whom Topps sells or otherwise provides its Baseball Products for subsequent sale or distribution.

14.   Compliance with MLBPA Guidelines.

(a)   During the term of this Agreement, so long as Topps complies with all its provisions, the MLBPA will not object to the use of memorabilia items in Baseball Products on the ground that such use violates or is not authorized by the BPPLA. (b)

Topps agrees to comply with the then-current MLBPA guidelines, including without limitation those relating to acquisition of game-used articles and player autographs, the creation of "exclusive" player relationships, and the definition of a "rookie" (including use of an official "rookie logo" as specified by MLBPA), as addressed more specifically in Section 15 below.   It is clearly understood that Topps' agreement is only to abide by such "Guidelines" as apply uniformly to all the MLBPA's trading card licensees. MLBPA will, at regular intervals, provide notice to Topps and all MLBPA trading card licensees of the identity of those Players who have entered into an exclusive agreement with respect to the provision of autographs and/or the personal provision and/or authentication of game-used memorabilia for use in connection with trading card products and/or for the featured use of their attributes on trading card packaging, advertising or promotional materials.

15.   Rookie Designations.

(a)   Provided that each trading card licensee of the MLBPA shall be subject to the same or greater restrictions, with respect to Topps' use of the baseball pictures of non-40-man roster players ("Prospects"), Topps agrees that it will not use the word or designation "rookie" on or in connection with its publication of baseball pictures of Prospects. Prospects may be included solely in Bowman brand products, and then only as inserts as opposed to base cards or in such other manner that ensures that such Prospects will not be viewed as rookies and which shall be approved by MLBPA.   Notwithstanding anything contained herein, Topps may still use with respect to its Bowman brand products, its historical tagline "Home of the Rookie" and the word "rookie" in promotional materials for Bowman brand products, provided that such products contain Major League rookies and bear the official "rookie logo" referenced in Section 14(b) above.

(b)   *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]*

16.   <u>Non-waiver</u>. The provisions of Sections 14 and 15 of this Agreement are adopted without prejudice to any position either party may take in the future with respect to the subject matter thereof. They are not intended to diminish or extend any existing rights or constitute a waiver of any existing rights except as expressly set forth herein.

17.   <u>Use of Non-Major Leaguers</u>.   As used in this Agreement, "<u>Baseball Season</u>" means spring training and exhibition play, the Major League Championship Baseball Season, and post-season play. "<u>Major Leaguer</u>" means a baseball player, coach, manager or trainer who, with respect to any Baseball Season, has signed a valid BPPLA and (i) has at least one day's service on an active Major League roster or disabled list during the Major League Baseball Championship Season, or (ii) otherwise has at least one day's active service for MLBPA dues purposes. "<u>Non-Major Leaguer</u>" means, with respect to any Baseball Season, any current or former baseball player, draft choice, coach, manager or trainer who is not a Major Leaguer.   "<u>Baseball Product</u>" means a product authorized under the BBPLA which uses one or more Major Leaguers and/or retired Major League baseball players.

(a)   Subject to paragraphs 17(b) and (d) hereof, Topps will not hereafter use in any Baseball Product the baseball picture of any Non-Major Leaguer unless it has a separate contractual arrangement directly with such player or his duly authorized representative (and not with any baseball club or league or any entity affiliated with any baseball club or league) which shall:

(1)   be nonexclusive so long as none of Topps' competitors licensed by the MLBPA has been accorded any more favorable treatment in connection with products licensed by the MLBPA;

(2)   be limited to the use of his baseball picture while he is a Non-Major Leaguer;

(3)   not be in conflict with the terms of the BBPLA;

(4)   provide expressly that Topps will make any payment thereunder directly to him; and

(5)   not permit Topps to deduct any such payment from royalties payable to the MLBPA under the BPPLA.

(b)   Notwithstanding the foregoing, this Agreement shall not preclude Topps from obtaining or attempting to obtain rights to use the baseball picture of a Non-Major Leaguer in Baseball Products other than from the player or his duly authorized representative (i) if for reasons beyond Topps' control it becomes legally impossible or impracticable to obtain such rights from such player or representative or (ii) if the MLBPA knowingly condones the use by any of Topps' competitors of the baseball picture of a Non-Major Leaguer on such basis in a product licensed by the MLBPA.

(c)   Topps shall provide the MLBPA on demand with copies of Topps' contracts with any Non-Major Leaguers used in any Baseball Product.

(d)   Nothing in this paragraph 17 limits Topps' rights to use baseball pictures of Team USA Baseball players in accordance with Topps' contracts with USA Baseball or any successor organization as amended from time to time.

(e)   Subject to the provisions hereof, Topps will pay Non-Major Leaguers directly for the use of their baseball pictures, without any deduction from the monies payable to the MLBPA under the BPPLA. The MLBPA will not construe Topps' entering into contracts with Non-Major Leaguers (so long as those contracts are not in conflict with the BPPLA or with paragraph 17 hereof) or the inclusion of Non-Major Leaguers in Baseball Products pursuant to paragraph 17 hereof as a violation of any agreement Topps has with the MLBPA; provided, however, that Prospects are included in Baseball Products in conformity with the provisions of Paragraph 15(a) hereof.

(f)   All Baseball Products shall be clearly labeled to indicate a single Baseball Season unless Topps and the MLBPA agree otherwise in writing. Within 10 days after commencing shipment of any Baseball Product, Topps will furnish to the MLBPA a list of the baseball players, coaches, managers and trainers whose baseball pictures it has used in such product. By November 30 in each year, following the conclusion of the Baseball Season, the MLBPA will inform Topps of the names of the individuals on such lists who were Non-Major Leaguers for that Baseball Season according to its records, and Topps will compensate all Non-Major Leaguers, without deducting any such compensation from royalties payable to the MLBPA under the BPPLA.

(g)   Topps will not assert or rely upon the BPPLA as a source of rights to use the baseball pictures of Non-Major Leaguers.

18.   MLBPA Relationship to Non-Major Leaguers. Under its group licensing program, the MLBPA does not purport to represent the commercial interests of

Non-Major Leaguers with respect to the use of their baseball pictures while they are Non-Major Leaguers, although from time to time the MLBPA responds to inquiries and requests for guidance from Non-Major Leaguers or their agents or other representatives with respect to commercial matters. Nonetheless, the MLBPA does not undertake to negotiate the amount of fees or royalties to be paid to Non-Major Leaguers under Topps' contracts with Non-Major Leaguers; it does not purport to approve the form of such contracts except insofar as it requires they conform to paragraph 17(a) hereof; and it does not undertake to act as an agent to collect fees or royalties under such contracts or otherwise to enforce such contracts on behalf of Non-Major Leaguers.

19.   Communication.

(a)   At all times during the term of this Agreement the MLBPA and Topps will designate a senior executive with responsibility for the relationship with the other party and a representative to handle day-to-day communications with the representative of the other party, and each party shall notify the other of such designations.

(b)   More specifically, with respect to the communication of certain information to MLBPA, Topps shall:

(i)   Provide revenue forecast status reports to the MLBPA on a quarterly basis. Quarterly reports shall be due on the 15th day of each January, April, July and October during the term, and shall include forecasts of the number of units produced and sold and revenue earned, broken out separately for each SKU and updated from the last quarterly report.

(ii)   Meet with the MLBPA at least once per quarter to review and assess business plans and marketing plans/strategies.

(iii)   Provide to MLBPA at least two times per calendar year (on or before July 1 and December 1), sales data for all Baseball Products which is retailer-specific and segregated by channel of distribution (i.e., mass, sports specialty, hobby). All such information shall be kept confidential pursuant to Section 31 hereof; provided, however, that MLBPA may discuss the data with third parties in general terms and without reference to retailer-specific information.

20.   Product Samples and Player Lists.   For purposes of this Agreement, "Product Year" means the calendar year of the Baseball Season designated on a Topps product in accordance with Paragraph 17(f) of this Agreement.

(a)   As to every Product Year, Topps will provide written notice to the MLBPA at least sixty (60) days prior to commencement of production of every product making any use of any baseball picture of any Major Leaguer in whose manufacturer, production, advertising, marketing, sale or distribution Topps has any direct or indirect beneficial interest including (1) a concept description of the product, (2) to the degree they are known, the name(s) of the individuals (whether or not Major Leaguers) and any other person, character, name, logo or symbol which it plans to use in the product or in its packaging or promotional material, and (3) to the extent practicable, a sample or prototype of each such product and its packaging and promotion material to permit the MLBPA to inform Topps whether it believes that the proposed product is in conflict with the rights granted to Topps under the BPPLA (or pursuant to any agreement between Topps and the MLBPA). Unless the MLBPA notifies Topps within ten (10) working days of receipt of such notification that it believes the proposed product does not fall within those rights, the MLBPA will be deemed to have waived any objection to the product, but only as described by Topps, and only for the Product Year to which the notification applies. If the MLBPA notifies Topps that it believes that a proposed product or any aspect of that product does not fall within Topps' rights, the MLBPA will inform Topps what its objections are, and Topps and the MLBPA will consult promptly concerning the product.

(b)   Any information provided by Topps under paragraph 20(a) will be treated as confidential by the MLBPA.

(c)   *[INFORMATION SUBJECT TO A REQUEST FOR CONFIDENTIAL TREATMENT]*

21.   Cooperative Relationship.   Both Topps and the MLBPA intend to maintain a working relationship in which Topps (a) keeps the MLBPA informed in advance with respect to its use of the baseball pictures of Major Leaguers, (b) discusses with the MLBPA in advance any questions as to whether a planned product falls within Topps' rights, and (c) consults with the MLBPA on any questions as to the appropriate royalty to be paid on any product or combination of products. In this working relationship it is intended that the MLBPA in a timely fashion will (a) work together with Topps to solve questions arising under the BPPLA and this Agreement, (b) cooperate to encourage Topps' sales of Baseball Products, and (c) discuss with Topps any proposals Topps may make to expand the scope of Topps' rights under the BPPLA or to license Topps to produce new products. Further, with respect to Topps' player relationships as provided for in this Agreement, the MLBPA shall not condone interference with such player relationships by other MLBPA trading card licensees.

22.   Non-Disparagement. The parties agree that neither will disparage the commercial practices, business ethics, or character of the other.

23.   Topps Magazine.   Topps agrees that the BPPLA does not grant it the right to use the baseball pictures of any Major Leaguer as an insert or separable commercial product in Topps Magazine or any similar publication.

24.   Premiums and Promotions.   Topps agrees that the BPPLA does not grant it the right to use the baseball picture of any Major Leaguer as a premium in connection with wholesale or retail sales, or otherwise to advertise or promote the sale of any service, or any product which is not a Baseball Product, including its own. However, the MLBPA agrees that the mere inclusion of Baseball Products along with other products on Topps' order sheets, so long as the Baseball Products are not promoted, sold or advertised as premiums or as free goods, is permitted. Similarly, advertising of an institutional nature that includes Baseball Products along with several other Topps non-sports products and does not disproportionately feature any such products or promote or advertise the Baseball Products as premiums or free goods, is permitted. Under no circumstances will Topps use Baseball Products as premium or otherwise to promote the sale of other sports products without the express advance written consent of the MLBPA. In the event that Topps desires to use its Baseball Products as premiums or otherwise to promote the sale of Topps' own non-sports products, the MLBPA will negotiate in good faith with Topps for the granting of such rights on a case-by-case or "pooled" basis under MLBPA's standard form of promotional license agreement.

25.   Prepacks.

(a)   A prepack is a collection of Topps products regularly sold by Topps which are packaged and sold together as a package by Topps in the same wholesale shipping carton for the convenience of retailers with the expectation that retailers will break down the wholesale carton in order to sell the products at retail, and which are not advertised, promoted or intended to be sold together as a package at the retail level.

(b)   The MLBPA agrees that Topps may ship its Baseball Products in prepacks and pay royalties only on the net sales of the Baseball Products, which net sales for this purpose shall be computed based on the regular wholesale price of the Baseball Products contained in the wholesale shipping carton, less discounts, returns and allowances actually made to customers, provided that (1) the Baseball Products will not be promoted, sold, or advertised as free goods or as premiums; (2) the Baseball Products will not be used to promote other products (it being understood that the mere listing or depiction of Topps prepackaged products together in a trade advertisement for the prepack does not in itself constitute a promotion); and (3) the Baseball Products will not be combined in a prepack with sports products other than Baseball Products.

26.   Stadium Club Membership. The MLBPA acknowledges Topps' desire to promote brand loyalty and create a customer mailing list through maintenance of the Stadium Club and/or other similar "fan club" structures. Topps agrees that in the context of such membership structures in which Baseball Products are distributed to club members, (1) the Baseball Products will not be promoted, sold or advertised as free goods or premiums; (2) the Baseball Products will not be used to promote other products (it being understood that advertising which merely describes the various items available to Stadium Club members without featuring or highlighting any such product does not in itself constitute a promotion); (3) the Baseball Products will not be combined or marketed with other sports products in the same package or under a combination price structure; (4) the Baseball Products distributed to club members must be separately priced and sold at no less than the price at which Topps sells similar Stadium Club membership products; and (5) any membership fees received in any calendar year will be subject to royalty at the prevailing rate in the same ratio as the net sales of Baseball Products sold to Club members bear to all Stadium Club membership products sold to Club members pursuant to such membership in that calendar year.

27. Royalty Calculations and Returns.

(a) Except as expressly set forth in paragraph 25 above, Topps agrees that the BPPLA requires Topps to pay percentage royalties on all net sales to any unaffiliated third party by Topps, (including sales by fulfillment houses and similar consignment agents) of all Baseball Products (whether at wholesale, retail, direct mail or any other means of distribution) without any deduction for any other element of any package containing baseball pictures of Major Leaguers, unless the MLBPA and the third party have agreed in advance on royalties to be paid by the third party to the MLBPA.

(b) For the purposes of computing the dollar amount of net sales of any Baseball Product for any royalty period, returns of Baseball Products will be credited at the royalty rate which applied to the Product Year of the product.

(c) Unless otherwise expressly agreed by the parties in a subsequent writing, royalty rates under the BPPLA shall apply to entire calendar years. All Baseball Products labeled as to a given Product Year shall bear royalty at the rate effective as of January 1 in that year even if sold prior to that date.

(d) Based upon the MLBPA's representation that none of Topps' competitors is accorded any more favorable treatment, Topps agrees that all sales of Baseball Products, including without limitation Topps' sales by its direct market operations or sales to purchasers made by fulfillment houses or other sales or consignment agents utilized by Topps, shall be subject to royalty on the net sales amounts paid by such purchasers without deduction for postage, handling or fees or commissions incurred in connection with such sales.

28. Interest. Interest in the New York statutory rate for prejudgment interest will accrue on any amount due under the BPPLA from and after the date due until

the date of receipt of payment, provided that the MLBPA's failure to exercise its right to audit Topps' books and records and to complete such audit within one (1) year after receipt of payment from Topps shall preclude the MLBPA from making any claim for payment of interest for more than one year with respect to any deficiency in such payment revealed after the expiration of that year, and provided further that the one (1) year period will be extended by any time that Topps unreasonably delays completion of such audit.

29. Sublicenses.

(a) Topps agrees that the BPPLA does not confer any right for a Topps sublicensee to sell Baseball Products inside the continental United States (including Alaska and Hawaii) without the express advance written approval of Topps and the MLBPA. Accordingly, Topps agrees to take any such steps as may be necessary (including but not limited to cancellation of any such sublicense agreement) to ensure that Topps' sublicensees publish, distribute and sell Baseball Products only outside the continental United States (including Alaska and Hawaii).

(b) Topps agrees to require, as a condition of any sublicense of rights granted under the BPPLA, that each Topps sublicensee (1) keeps detailed records of its sales of Baseball Products, and (2) agree that the MLBPA and its authorized representatives shall have the right, during normal business hours and upon reasonable notice, to inspect and audit such sublicensee's books of account and records with respect to such sales in order to verify the amount of payment due to the MLBPA as a result thereof and to collect such payments. Topps will promptly use its best efforts to cause any existing sublicenses to be amended to conform with this subparagraph if they do not already do so. Topps shall supply the MLBPA on an ongoing confidential basis with copies of all current sublicense agreements with respect to Baseball Products, and any amendments or extensions thereto.

(c)   The MLBPA and Topps each agree promptly following the audit of any sublicensee to inform the other in detail of the findings of that audit with respect to Baseball Products.

30.   Arbitration.

(a)   Any dispute or disagreement between the parties hereto arising out of or relating to this Agreement or any dispute or disagreement arbitrable under the BPPLA shall be settled by final and binding arbitration in New York City. The arbitrators shall be selected in accordance with the procedures set forth in the BPPLA. The parties hereto expressly stipulate that the arbitrators shall have full subpoena power and full powers to fashion appropriate remedies, including without limitation the power to grant preliminary or final equitable, monetary, injunctive, or declaratory relief. Judgment upon the award may be entered in any court having jurisdiction.

(b)   With the agreement of the parties, arbitration of any issue involving whether a particular product falls within the scope of Topps' rights under the BPPLA may be submitted for expedited arbitration before a single arbitrator designated by lot from among a mutually-selected list of arbitrators. If the first arbitrator chosen by lot is unable or unwilling to serve, the second shall be designated, and so forth until an arbitrator can be finally selected. The single arbitrator shall have all the powers of the arbitrators under Paragraph 30(a) of this Agreement and shall be directed to render an award within 30 days of acceptance of the assignment, and to hold such hearings and require such submissions from the parties as shall be consistent with that direction.

31.   Confidentiality.

Other than as may be required by any applicable law, reporting requirement (whose compliance shall be determined by each party in its discretion) governmental order or regulation or by order or decree of any court of competent jurisdiction, neither party shall publicly divulge or announce, or in any manner disclose to any third party, any of the specific terms and conditions of this Agreement, including without limitation amounts payable hereunder. Both parties acknowledge that information relating to the subject matter of this Agreement which is not publicly disclosed or otherwise routinely available to third parties is confidential commercial information, which is being provided solely to effectuate the purposes of this Agreement. The parties shall maintain such information on a need to know basis only and may not disclose any such information to any third party without the other party's express written consent.

32.   Captions. The captions used in this Agreement are inserted for purpose of reference. Such captions shall not be deemed to govern, limit, modify or in any manner affect the scope, meaning or intent of this Agreement or any part thereof.

33.   Integration. This Agreement represents the entire understanding between the parties hereto with respect to the subject matters hereof and supersedes all previous representations, understandings or agreements, oral or written, between the parties with respect to such subjects. It is the mutual intention of the parties that this Agreement interpret the BPPLA.

34.   Governing Law.

This Agreement shall be governed by the law of the State of New York.

By their execution below, the parties hereto have agreed to all of the terms and conditions of this Memorandum of Agreement.

MAJOR LEAGUE BASEBALL PLAYERS ASSOCIATION

By: /s/ Judy Heeter

Name: Judy Heeter

Date: September 5, 2006

THE TOPPS COMPANY, INC.

By: /s/ Warren Friss

Name: Warren Friss

Date: September 5, 2006